Filed by Abbott Laboratories

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: St. Jude Medical, Inc.

Registration No. 333-212002

Date: September 8, 2016

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

ABT - Abbott Laboratories at Wells Fargo Securities Healthcare

Conference

EVENT DATE/TIME:  SEPTEMBER 07, 2016 / 12:45PM GMT

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CORPORATE PARTICIPANTS

Brian Yoor Abbott Labs - SVP and CFO

CONFERENCE CALL PARTICIPANTS

Larry Biegelsen Wells Fargo Securities - Analyst

PRESENTATION

Larry Biegelsen - Wells Fargo Securities - Analyst

It’s my pleasure to introduce Abbott this morning to kick off our 2016 Health Care Conference. With me we have Brian Yoor, Senior Vice President and CFO, and Mike Comilla, who is the Senior Director of Investor Relations.

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Before starting, I’ve been asked to read a statement. So before we start, Abbott would like me to read this disclosure. I’d like to remind you that this discussion will include forward-looking statements and that actual plans or results could differ materially from those expressed or implied in the forward-looking statements. The factors that could cause actual results to differ are discussed in Abbott’s 2015 Annual Report as well as other filings Abbott has made and will make with the SEC.

As you will recall, Abbott issued a press release on April 28, 2016, announcing the transaction with St. Jude. Please refer to pages 5 and 6 of that release for additional important information about Abbott, St. Jude, and related matters.

So, Brian, let’s just start with the elephant in the room, Alere and St. Jude. I understand you’re limited in what you can say, but I’m sure investors would love to hear your latest thoughts on each of those deals in light of the Alere lawsuit and the St. Jude’s cyber security issues raised by Muddy Waters.

Brian Yoor - Abbott Labs - SVP and CFO

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With respect to St. Jude, again, I’d point you to what they’ve been saying publicly. I think something was just put out this morning on their position. I can’t speak personally to that. You have to reach out to St. Jude for that. I think also, too, you can point to the other third party assessments that have been done with respect to Muddy Waters, et cetera.

We continue to work very collaboratively with St. Jude to advance the transaction. The integration is going very well. The management teams are very collaborative working together, and we just look forward to creating, again, the premier medical device company that want, this combination of competence between Abbott and St. Jude with a leading position clearly in the cardiovascular neuromodular space.

Larry Biegelsen - Wells Fargo Securities - Analyst

Thanks. And with regard to the St. Jude deal, are you still on track to close the deal by year-end, and what are the remaining outstanding events before the deal closes?

Brian Yoor - Abbott Labs - SVP and CFO

Yes, we’re still on track to close the deal to management. The teams, as I said, are working very well together. There’s been a second request that’s out there from the SEC. We’ll have to let that process unfold. I mean, that’s not uncommon with a transaction of this size. But what we have, really, is two very complementary companies coming together, so there’s nothing that would cause me to say we’re having a concern that we’re not on track here, and we expect to continue to close this by the end of the year.

Larry Biegelsen - Wells Fargo Securities - Analyst

And St. Jude’s results in the second quarter were in line with their guidance of about 2% pro forma growth. So far it seems like there hasn’t been any disruption from the deal. How confident are you that we won’t see disruptions from the integration?

Brian Yoor - Abbott Labs - SVP and CFO

Yes. Well, it’s good to the see the stabilization, Larry, in their performance. If you look at their results, they had very strong international results and also very strong results in what we know to be the high-growth area that we’re interested in as well, be that in atrial fibrillation in their space that they participate in the LVAD states with HeartMate and also in the neuromodulation space.

So these high-growth areas will continue to manifest themselves. We expect that to continue as we move through to completing this acquisition and become one company. And then also we know that we want to see that stabilization in the CRM business ops. They have an MRI stake claim that they’re working towards, and that should play out as we exit 2016 and move into 2017. But, clearly, they’ve shown a track record that where they have this claim from an MRI space label in Europe and Japan, but they’ve been otherwise able to stabilize share.

Broadly speaking, and this is important to note, St. Jude participates in a weighted average market that’s growing, call it, 3% to 4%, so not uncommon with the markets that Abbott participates in. And so as a company combined with a stronger foundation together and our approach to the market, we would see that, going forward, the combined companies would have inline growth that’s very commensurate to that which you see from Abbott today.

Larry Biegelsen - Wells Fargo Securities - Analyst

How quickly do you think the St. Jude business could get back to that kind of market growth and reaching double digit growth?

Brian Yoor - Abbott Labs - SVP and CFO

I think we’re a little conservative for maybe what the analyst side — I think the analyst side likes 5%, 6% out of the gate. We’re a little bit more realistic in how we ease into that, so I think, you know, let that play out over the course of the year and how we ramp it up.

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Larry Biegelsen - Wells Fargo Securities - Analyst

That’s helpful. I wanted to ask a question on capital allocation. Scanning the room for hands and feel free if you have a question. So you’re taking out a lot of new debt with the St. Jude deal. Can you talk about your capital allocation priorities after the deal? Pre-St. Jude, I think your debt-to-EBITDA was about 2x. With St. Jude, we estimate it will be closer to 4x excluding Alere. So what’s your target debt-to-EBITDA ratio post-St. Jude deal and how quickly can you get there?

Brian Yoor - Abbott Labs - SVP and CFO

Sure. Well, we’ve been very public about this and, again, under the assumption of both transactions closing, which our financing contemplates, we probably stated that, out of the gate, we would be at a 4.5x ratio of debt-to-EBITDA, that we would implement a de-leveraging  plan to bring that down to at least 3.5 by 2018. So that’s all out there in the public domain.

So we’ll continue to focus on our cash [flow]. I’d say the dividend has always been an important part of our identity, but we probably stated that the pace of growth may be moderated a bit. With respect to share buyback, and we’ve seen this, we’ve been very active over the past few years, sometimes doing $1 billion and $2 billion worth of share buyback. I think it would be safe to assume that that would otherwise be deployed towards our de-leveraging plan.

And then, finally, I think we could put the expectation that there won’t be any significant M&A until we get down to a level that we’re comfortable with over the longer term in terms of de-leveraging and those commitments that we publicly stated and committed to by 2018.

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Unidentified Audience Member

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And then also just remind us on the synergy case of St. Jude — is that going to be largely driven by cost or is there a salesforce integration and cross-sell synergies (inaudible) on revenue?

Brian Yoor - Abbott Labs - SVP and CFO

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With respect to the synergies on St. Jude, we talked about that. We expect a revenue synergy. Those will build more, over time. Think of those as about 25% of the total synergies we expect to achieve in the coming years, and then we expect gross margin synergies where we have shown again the ability of Abbott, and will do so again with St. Jude, to find those network opportunities in the supply chain to improve gross margins. Those were another 25%.

And then, finally, you have just the basic G&A synergies where you’re going after the elimination of redundancies there. What will happen as the synergies ramp to the target we had of about 500 million. It will happen in a linear fashion, but it’s more likely that you’ll see expense synergies more heavy weighed on the front end with revenue synergies building as we move out through the three years.

Larry Biegelsen - Wells Fargo Securities - Analyst

Perfect. So we’re about a minute over, so we’ll conclude. Brian and Mike, thank you very much for coming out today.

Brian Yoor - Abbott Labs - SVP and CFO

Thank you.

Larry Biegelsen - Wells Fargo Securities - Analyst

Thanks, everybody.

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Important Additional Information

In connection with the proposed transaction, Abbott has filed a registration statement on Form S-4, which will include a document that serves as a prospectus of Abbott and a proxy statement of St. Jude Medical (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement has not yet become effective.  Investors and security holders of St. Jude Medical are urged to carefully read the entire registration statement and proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. Following the registration statement having been declared effective by the SEC, a definitive proxy statement/prospectus will be sent to St. Jude Medical’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Abbott or St. Jude Medical as described in the paragraphs below.

The documents filed by Abbott with the SEC may be obtained free of charge at Abbott’s website at www.abbott.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Abbott by requesting them by mail at Abbott Laboratories, 6100 Abbott Park Road, Abbott Park, IL 60064-6400, Attention Investor Relations, or by telephone at (224) 667-8945.

The documents filed by St. Jude Medical with the SEC may be obtained free of charge at St. Jude Medical’s website at www.sjm.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from St. Jude Medical by requesting them by mail at St. Jude Medical, One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347.

Participants in the Solicitation

St. Jude Medical, Abbott and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from St. Jude Medical shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of St. Jude Medical in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Abbott and their ownership of Abbott common shares is set forth in the definitive proxy statement for Abbott’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 18, 2016. Information about the directors and executive officers of St. Jude Medical and their ownership of St. Jude Medical common shares is set forth in the definitive proxy statement for St. Jude Medical’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 22, 2016. Free copies of these documents may be obtained as described in the paragraphs above.